

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 2, 2013

Via E-mail
Ms. Trisha Malone
Chief Executive Officer, Chief Financial Officer, Secretary, and Director
Wikifamilies, Inc.
9025 Carlton Hills Boulevard, Suite B
Santee, CA 92071

> **Re:** **Wikifamilies, Inc.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed June 25, 2013**
> **File No. 0-53559**

Dear Ms. Malone:

We reviewed the filing and have the comments below.

Notice of Special Meeting of Shareholders

1. Clarify under 2 in the second paragraph that shareholders have two votes on the amendments to the articles of incorporation, that is, the approval of an increase in authorized shares and the creation of preferred stock.

Summary Compensation Table, page 13

2. Please disclose what the "All Other Compensation" was for that was paid in 2012.

Director Compensation, page 14

3. Present compensation information for 2012 in tabular format as specified by Item 402(r)(1) of Regulation S-K.

Loans from Thomas Hudson, page 15

4. You reference an agreement. Tell us whether the agreement has been filed with the Commission. Alternatively, if the agreement has not been filed with the Commission, file the agreement with your Form 10-K for the fiscal year ended December 31, 2012.

Section 16(a) Reporting Compliance Disclosure, page 16

5. We note your response to comment 6 of our letter dated June 10, 2013. Please disclose the information required by Item 405(a)(2) of Regulation S-K.

Appendix A

6. Refer to the revised form of proxy, and revise the appendix to reflect that there are two proposed amendments to article 2 of your articles of incorporation, that is, the approval of an increase in authorized shares and the creation of preferred stock.

     We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

     In responding to our comments, please provide a written statement from the company acknowledging that:

   - The company is responsible for the adequacy and accuracy of the disclosure in the filings.

   - Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings.

   - The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     You may direct questions to Edward M. Kelly, Senior Counsel, at 202-551-3728 or Craig E. Slivka, Special Counsel, at (202) 551-3729 if you have any questions on the comments.

                                        Very truly yours,

                                        /s/ Craig E. Slivka, for

                                        Pamela A. Long
                                        Assistant Director